SECOND AMENDED AND RESTATED

EXCLUSIVE LICENSE AGREEMENT

between

CUTANEA LIFE SCIENCES, INC.

and

BIOPHARMEX HOLDING S.A.

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SECOND AMENDED AND RESTATED EXCLUSIVE LICENSE AGREEMENT

This Second Amended and Restated Exclusive License Agreement (hereinafter referred to as this "Agreement"), effective as of June [__], 2010 (the "Effective Date") , amending and restating in its entirety that certain Amended and Restated Exclusive License Agreement, dated as of January, 2007, is entered into by and between Biopharmex Holding, S.A. having a place of business at 21 Rue Bernard Haal, L1711 Luxembourg ("Licensor") and **CUTANEA LIFE SCIENCES, INC.**, a corporation duly organized and existing under the laws of the State of Delaware having a place of business at 5 Great Valley Parkway, Malvern, PA 19355, USA (the "Company").

WHEREAS, Licensor is the sole owner of all right, title and interest in the Technology (as defined below), the Patent Rights (as defined below), and Know How (as defined below) related thereto;

WHEREAS, the Company is interested in obtaining exclusive license under the Patent Rights and Know How in the Field of Use (as defined below) to make, have made, use, have used, lease, import and export, offer to sell, sell have sold, produce, manufacture, distribute and market products derived from such technologies;

WHEREAS, Licensor wishes to grant to the Company an exclusive license under the Patent Rights and Know How, in the Field of Use (as defined below) to make, have made, use, have used, lease, import and export, offer to sell, sell have sold, produce, manufacture, distribute and market products derived from such technologies; and

WHEREAS, the Licensor and Company are entering into this Agreement for the purpose of amending and restating that certain Amended Exclusive License Agreement dated as of January 29, 2007 between the Licensor and Company (the "Original Agreement").

NOW, THEREFORE, in consideration of the foregoing recitals, the premises and the mutual covenants contained herein, the parties hereto, intending to be legally bound, agree as follows:

Article 1 Definitions

For the purposes of this Agreement, the following words and phrases shall have the following meanings:

1.1 "Affiliate"

shall mean, with respect to any Entity (as hereinafter defined), any Entity that directly or indirectly controls, is controlled by, or is under common Control with such Entity.

1.1.1 "Control" shall mean, for this purpose, direct or indirect control of more than fifty percent (50%) of the voting securities of an Entity or, if such Entity does not have outstanding voting securities, more than 50% of the directorships or similar positions with respect to such Entity.

1.1.2 "Entity" shall mean any corporation, association, joint venture, partnership, trust, university, business, individual, government or political subdivision thereof, including an agency, or any other organization that can exercise independent legal standing.

1.2 "Applicable Law(s)"

means, with respect to the United States, the FDCA (as defined below), all regulations promulgated thereunder, and all other applicable laws, rules, regulations and guidelines within the Territory that apply to the import, export, research and development, manufacture, marketing, distribution, or sale of Licensed Products in the Field of Use in the Territory or the performance of either party's obligations under this Agreement (including disclosure obligations as required by the United States Securities and Exchange Commission or other comparable exchange or securities commission having authority over a party) to the extent applicable and relevant to such party.

1.3 "Competent Authority(ies)"

means collectively the entities in each country in the Territory responsible for the regulation of medicinal products or medical devices, as applicable, intended for human use or the establishment, maintenance and/or protection of rights related to the Patent Rights, including but not limited to the FDA, the European Agency for Evaluation of Medicinal Products ("EMEA"), and the Ministry of Health, Labor and Welfare in Japan, and any other applicable administrative agency in any country in the Territory having the aforementioned responsibilities, and any successor entities thereto.

1.4 "CE Milestone Payment"

means Milestone Payment itemized in 6.6.5

1.5 "Marketing Authorization Development"

means the Company's, its Affiliate's, or Sublicensee's use of commercially reasonable efforts to secure Marketing Authorizations for Licensed Products in the Territory.

1.6 "FDCA"

means the United States' Federal Food, Drug, and Cosmetic Act, as amended.

1.7 "FDA"

means the United States Food and Drug Administration and any successor entity thereto.

1.8 "Field of Use"

means all uses and applications of the Technology and the technology claimed in the Patent Rights, excluding the treatment or diagnosis of urinary incontinence, provided that, upon the Company's exercise of its option pursuant to Article 2.3 below, the Field of Use shall mean all uses and applications.

1.9 "Governmental Approval(s)"

means any and all permits, licenses, approvals, and authorizations required by any Competent Authority as a prerequisite to the development, manufacturing, packaging, marketing, and selling of the Licensed Product in the Field of Use in the Territory; excluding however import permits.

1.10 "IDE(s)"

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means an investigational device exemption application as defined in *21 C.F.R. Part 812* in the United States (as may be amended, supplemented or replaced from time to time), or equivalent application to the Competent Authorities of other countries in the Territory, to commence clinical testing of a medical device, including but not limited to any amendments, supplements, or supporting correspondence with respect thereto.

1.11 "IND(s)"

means an investigational new drug application as defined in *21 C.F.R. Part 312* et seq in the United States (as may be amended, supplemented or replaced from time to time), or equivalent application to the Competent Authorities of other countries in the Territory, to commence clinical testing of a drug, including but not limited to any amendments, supplements, or supporting correspondence with respect thereto.

1.12 "Improvements"

shall mean any modification, enhancement, or improvement of a Licensed Product, or any inventions, discoveries, or improvements (whether patentable or not), information and data, owned or controlled by Licensor any time during the Term, which would be useful or necessary in the manufacture, use, or sale of any Licensed Product, or the practice of which would infringe an issued or pending claim within the Patent Rights.

1.13 "Know-how"

shall mean all tangible or intangible information and know-how (other than that which is the subject of a Valid Claim in the Patent Rights), whether patentable or not (but which has not been patented), related to the Technology, the Licensed Product, or an Improvement, including but not limited to: formulations, in vitro, preclinical or clinical design, information or results, other proprietary materials, processes, including but not limited to manufacturing processes, data, drawings and sketches, designs, testing and test results, regulatory information of a like nature, owned or controlled by Licensor as of the Effective Date or which Licensor obtains the right to disclose and license to the Company during the Term.

1.14 "Licensed Product(s)"

shall mean any product, relating to the Technology or that cannot be manufactured, used or sold, in whole or part, without infringing one or more Valid Claims included within the Patent Rights in the country in which the product is made, used, leased, imported, exported, offered for sale or sold.

1.15 "Licensor IND(s)/IDE(s)"

means the INDs and IDEs, whether now existing or previously submitted, described on Exhibit 1.14, and any filings, updates, material correspondence, or material communications to or from any applicable Competent Authority with respect thereto.

1.16 "Marketing Authorization"

means all necessary and appropriate regulatory approvals, including NDAs, PMAs, and/or 510(k)s, as applicable, to allow a Licensed Product to be marketed and sold in the Field of Use in a particular country in the Territory.

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1.17 "Milestone Payment"

means the payments set out in Article 6.6.

1.18 "NDA"

means a New Drug Application as defined in *21 C.F.R. Part 314.50* et seq. in the United States (as may be amended, supplemented or replaced from time to time), or equivalent application to the Competent Authorities of other countries in the Territory, to commence commercial sale and marketing of a drug for human use, including but not limited to any amendments, supplements, or supporting correspondence with respect thereto.

1.19 "Net Sales"

shall have the meaning set out below:

1.19.1 "Net Sales" shall mean the total gross receipts for sales of Licensed Products by or on behalf of the Company or any of its Affiliates or Sublicensees (as applicable), whether invoiced or not, less only the sum of the following:

(a) usual trade discounts to customers;

(b) sales, tariff duties and/or use taxes directly imposed and with reference to particular sales;

(c) amounts allowed or credited on returns;

(d) bad debt deductions actually written off during the accounting period;

(e) outbound transportation prepaid or allowed and transportation insurance;

(f) packaging and freight charges.

1.19.2 Components of Net Sales (and the deductions listed above) shall be determined in the ordinary course of business in accordance with GAAP.

1.19.3 Notwithstanding anything herein to the contrary, the transfer of a Licensed Product to an Affiliate, Sublicensee, or other third party in connection with the research, development or testing of a Licensed Product or for purposes of resale shall not be considered a sale of a Licensed Product under this Agreement. Nor shall the transfer of Licensed Product solely for indigent or similar public support or compassionate use programs be considered a sale of Licensed Product under this Agreement.

1.19.4 In the case of discounts on "bundles" of separate products or services which include Licensed Products, the Company may discount (or enable its Affiliates and Sublicensees to discount) the bona fide list price of a Licensed Product by the average percentage discount of all products of the Company and/or its Affiliates in a particular "bundle", calculated as follows:

Average percentage

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discount on a particular "bundle" = 1 - (X/Y) x 100

where X equals the total discounted price of a particular "bundle" of products, and Y equals the sum of the undiscounted bona fide list prices of each unit of every product in such "bundle". The Company shall provide Licensor documentation reasonably supporting such average discount with respect to each "bundle." If a Licensed Product in a "bundle" is not sold separately, and no bona fide list price exists for such Licensed Product, the parties shall negotiate in good faith a reasonable imputed list price for such Licensed Product and Net Sales with respect thereto shall be based on such imputed list price.

1.20 "Non-Royalty Sublicensing Income" or "NRSI"

means, to the extent not creditable against sales-based milestones or royalties, any and all consideration received from a Sublicensee in consideration for grant of a sublicense under the rights granted to the Company hereunder, which shall include sublicense issue fees and non-sales related sublicense milestone payments received by the Company directly related to the sublicensing by the Company of its rights under this Agreement to commercialize Licensed Products, but shall exclude: (a) payments received from the sale, issuance or exchange of debt or equity securities of the Company; (b) payments received by the Company that are specifically designated in any agreement with a third party to be directly dedicated to the continuity of research and development of the Technology and is reasonable and customary in proportion to such activities; or establishment of a field force; (c) payments resulting from the sale of one or more Licensed Products, including sales milestones and royalties (such payments resulting in royalty payments to Licensor under Article 6.3); and (d) payments resulting from the achievement of any of the milestones itemized in Article 6.6. Further, direct research and development costs incurred by the Company with respect to Licensed Products (excluding costs addressed with money received from any Sublicensee pursuant to Article 1.20(b) above) and milestone payments realized shall be deducted from NRSI prior to calculating any royalties due under Article 6.5.

1.21 "Patent Rights"

means

1.21.1 all U.S. and foreign patents and patent applications set forth in Schedule 1.21;

1.21.2 any and all US or foreign patents, patent applications, or other rights issuing from, or filed subsequent to the date of this Agreement, based on or claiming priority to or from the applications, patents, and rights listed on Schedule 1.21, including but not limited to continuations, continuations in part, divisionals, reexaminations, extensions, reissues, substitutions, renewals, supplementary protection certificates, registrations, and confirmations of any of the foregoing, and any patents resulting from any application or right included in Articles 1.21.1 or 1.21.2;

1.21.3 any other intellectual property rights owned or controlled by the Licensor or that Licensor has the ability to license to the Company relating to the Technology or Know-How as of the date of this Agreement and any and all US or foreign patents, patent applications, or other rights, including continuations, continuations in part, divisionals, reexaminations, extensions, reissues, substitutions, renewals, supplementary protection certificates, registrations, and confirmations of such rights;

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1.21.4 any other intellectual property rights owned or controlled by the Licensor at any time during the Term of this Agreement relating to an Improvement or that Licensor has the ability to license or gains the ability to license to the Company relating to an Improvement; and any and all US or foreign patents, patent applications, or other rights, including continuations, continuations in part, divisionals, reexaminations, extensions, reissues, substitutions, renewals, supplementary protection certificates, registrations, and confirmations of such rights; and

1.21.5 any information useful or necessary to file and obtain issuance of valid patent claims relating to the use, manufacture, development, administration, delivery, formulation, dosing, packaging, and handling of the Technology and Know-how; and

1.21.6 any foreign counterpart to any of the items described in Articles 1.21.1-1.21.5.

The parties shall use commercially reasonable efforts to ensure that Schedule 1.21 shall be amended in writing from time to time to reflect the foregoing, provided that any failure to do so shall not limit the scope of the definition of Patent Rights established above.

1.22 "PMA"

means a Premarketing Approval application, as defined in *21 C.F.R. Part 814* in the United States (as it may be amended, supplemented or replaced from time to time), or equivalent application to the Competent Authorities of other countries in the Territory, to commence commercial sale and marketing of a medical device for human use, including but not limited to any amendments, supplements, or supporting correspondence with respect thereto.

1.23 "Qualified Financing"

means the closing of an equity financing or series of related equity financings by the Company, which the terms of such financing or financings do not restrict the Company from using the proceeds therefrom for the Market Authorization Development of Licensed Products.

1.24 "Royalty Term"

means, on a country-by-country and Licensed Product-by-Licensed Product basis, the period commencing on the Effective Date and ending on the date of the last to expire Valid Claim contained in the Patent Rights covering such Licensed Product in such country (such expiration including, for purposes hereof, the date upon which no Valid Claims remain with respect to a particular country, even if such date occurs prior to patent issuance), at which time the Company will have an irrevocable, paid up, royalty-free exclusive license, with rights of sublicense, to make, have made, use, have used, import, offer to sell, sell and have sold Licensed Products in each such country, provided that, for purposes of this definition, any Valid Claim that has not issued but has been pending more than five (5) years from filing shall be deemed expired (and not a Valid Claim).

1.25 "Sublicensee"

means a third party which is not a subsidiary or affiliate that has entered into a license agreement with the Company sublicensing any of the rights granted under Article 2.1.1, or a party that has entered into a license agreement with a Sublicensee sublicensing any of the rights granted under Article 2.1.1 (as applicable).

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1.26 "Technology"

means an implantable biomaterial, based on chitin and/or chitosan which exists in the form of an injectable bioresorbable gel comprised of chitosan powder and/or chitin powder, whether or not said powder is micronized or milled, with or without particles in suspension, the said particles comprising chitin and/or chitosan, the said chitin and/or chitosan being of animal, vegetable, or synthetic origin and the use, manufacture, development, administration, delivery, formulation, dosing, packaging, and handling of such material.

1.27 "Term"

has the meaning set out in Article 10.1.

1.28 "Territory"

means the world.

1.29 "UI Field"

means the diagnosis or treatment of urinary incontinence.

1.30 "UI Product"

means any product (or product candidate) utilizing, incorporating, or based upon any Technology, or which is covered by claims in the Patent Rights, and which is intended for use or sale in the UI Field.

1.31 "Valid Claim"

means any pending or issued claim included within the Patent Rights that has not been permanently revoked, nor deemed unenforceable or invalid by a decision of a court or other governmental agency of competent jurisdiction that is unappealable or unappealed in the time allowed for appeal, and which has not been admitted to be invalid or unenforceable through reissue or disclaimer or otherwise.

1.32 "510(k)"

means a Premarket Notification submitted in accordance with *21 C.F.R. Part 807* in the United States (as it may be amended, supplemented or replaced from time to time), or equivalent notification or application to the Competent Authorities of other countries in the Territory, to commence commercial sale and marketing of a medical device for human use, including but not limited to any amendments, supplements, or supporting correspondence with respect thereto.

Article 2 License Grant and Option

2.1 Grant of License

Licensor hereby grants to the Company and the Company accepts, subject to the terms and conditions of this Agreement, an exclusive license, with rights of sublicense as further described below, in the Field of Use to practice under the Patent Rights and to utilize the Know-how in the Territory, including to:

2.1.1 make, have made, use, have used, import, have imported, export, have exported, offer for sale, have sold, sell, develop, produce, manufacture, distribute and market the

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Licensed Products to the full end of the Royalty Term, unless sooner terminated as hereinafter provided; and

2.1.2 sublicense to third parties, in accordance with Article 2.2 below, the rights granted under Article 2.1.1.

2.2 Sublicenses

2.2.1 The Company shall have the right to sublicense rights granted in Article 2.1.1 to its Affiliates in its sole discretion, provided however Licensor has prior written notice of any sublicense that encompasses substantially all of the rights granted under this Agreement and also has guaranteed access to the written text of any such sublicense. Affiliates shall have the right to grant further sublicenses in their sole discretion subject to Article 2.2.2. All sublicenses granted under this Article 2.2.1 shall survive and be automatically assigned to Licensor upon termination of this Agreement, *provided however*, Licensor shall not be obligated to incur any obligations in excess of those of Licensor contained herein.

2.2.2 The Company shall also have the right to sublicense rights granted in Article 2.1.1 to Sublicensees in its sole discretion, subject to the following: if any such sublicense relates to substantially all the rights granted under this Agreement, then Company shall have a discussion with Licensor prior to executing such sublicense and Company will reasonably consider any Licensor comments or concerns prior to the execution of such sublicense. Said Sublicensee shall have the right to grant further sublicenses provided that such Sublicensee provides Company with prompt notice of the execution of any sublicense. Company shall promptly notify Licensor of same. Within thirty (30) calendar days after execution of a sublicense agreement, the Company shall provide Licensor with a copy thereof. In the event the Company grants sublicenses to third parties to sell Licensed Products, such sublicenses shall include an obligation for the Sublicensee to account for and report its Net Sales on substantially the same basis as if such sales were Net Sales by the Company. All sublicenses granted under this Article 2.2.2 shall survive and be automatically assigned to Licensor upon termination of this Agreement, *provided however*, Licensor shall not be obligated to incur any obligations in excess of those of Licensor contained herein.

2.2.3 The terms of this Article 2.2 shall apply to each subsequent Sublicensee (including sub-sublicensees), as if same were the Company's original Sublicensee.

2.2.4 Notwithstanding the foregoing, if the Company believes that Licensor has terminated this Agreement for the primary purpose of doing business directly with the Sublicensee, the termination may be disputed under the provisions of Article 9.

2.3 Option

2.3.1 The Company shall have the exclusive option, for a period of four (4) years following the Effective Date (such period, the "UI Option Period"), to include the UI Field in the Field of Use for purposes of this Agreement, including but not limited to the licenses granted to Company hereunder (such option, the "UI Option"). The

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Company may exercise this option by providing written notice thereof to Licensor and paying Licensor an option fee of [redacted] **** due upon exercise of such option. Upon Company's exercise of its option pursuant to the foregoing, (i) the Field of Use, as defined in Article 1.8 above, shall be automatically amended to include the UI Field, (ii) the Patent Rights, as defined in Article 1.21 above, shall, notwithstanding anything to the contrary, be automatically amended to include any patents or patent applications not previously included in the Patent Rights but which claim any use, method, process, or composition of matter related to or necessary or useful for the practice of the Technology in the UI Field, (iii) the Milestone Payments described in Articles 6.6.12 - 6.7.14 will apply, if and when the referenced milestones are achieved by the Company; (iv) the terms of Articles 6.2, 6.3, and 6.5 will apply to the UI Product regarding its commercialization and or sub license; and (v) Licensor shall comply with Article 3.1 with respect to any (1) Know-how concerning the UI Field or any UI Products and (2) IND(s) and/or IDE(s) of Licensor concerning any UI Product (which, upon exercise of the UI Option, shall, notwithstanding anything to the contrary, be deemed Licensor IND(s)/IDE(s)).

2.3.2

(a) Licensor has the right to conduct human clinical studies in the UI Field at Licensor's expense, after which a final written study report (the "Report") will be provided to the Company. The Company shall then have thirty (30) days from the receipt of the Report to exercise the UI Option in Article 2.3.1 above. If the Company does not exercise its UI Option under Article 2.3.1, then Licensor may solicit bids from third parties for the UI Field, in an amount to exceed [redacted] in cash milestone**** payments. Upon receipt of a good faith bona fide offer (an "UI Offer") in writing from a 3rd party exceeding [redacted] in aggregate cash milestones, the Company **** may then take one of two options: (1) relinquish its right to develop the Technology in the UI Field, but receive payments from the Licensor equal to 50% of the excess of the UI Offer over [redacted] in aggregate milestone payments, when and if received**** by the Licensor, such payments remitted pro-rata to the Company consistent with the way any payments become due and are remitted by such third party to Licensor (for example, substantially similar to the way payments may be due to Licensor pursuant to (2) below); or (2) secure the exclusive right to develop the product for the UI Field by remitting fees equal to 50% of the excess of the UI Offer exceeding [redacted] in**** the aggregate, the amount of which will be remitted to the Licensor in a prorated manner consistent with each of the Milestone Payments itemized in Articles 6 in relationship to the aggregate Milestone Payments (i.e. part upon execution, CE Mark Approval, US FDA File Acceptance and FDA Approval, etc.). By way of example and illustration purposes only, if the UI Offer has aggregate milestone payments equal to [redacted], then the excess of the UI Offer over [redacted] would equal**** [redacted]. Accordingly, in this example, if the Company chose option 2, then it**** would be required to remit [redacted] in payments to Licensor prorated in**** accordance with the Milestone Payments in Article 6. For instance, in this example, the Company would remit [redacted] upon execution of the license for the UI Field and**** [redacted] upon receipt by the Company of a CE Mark for the UI Field (each such**** payments the UI Excess Option Payments"). The UI Excess Option Payments shall be in addition to payments that may become due to the Licensor under Articles 6.6.12-6.6.14.

**** This material has been omitted pursuant to a request for confidential treatment and filed separately with the Securities and Exchange Commission.

(b) In the absence of a UI Offer, Article 2.3.1 shall remain in full force and effect and the company may exercise the UI Option at anytime. Licensor has the right to present such a bona fide offer to the Company pursuant to Article 2.3.2(a) only once and if a transaction resulting from such offer fails to be consummated between the Licensor and such third party oferree, Licensor may no longer exercise its rights pursuant to Article 2.3.2 (a) and Article 2.3.2(a) shall be deemed expired, null and void.

2.3.3 In order to enable the Company to determine when and if to exercise the UI Option, Licensor shall provide any information in its possession regarding the development of products for the UI Field upon Company's written request and, within thirty (30) days of Licensor's (i) filing of an IND or IDE with respect to any UI Product, (ii) completion of the initial clinical trial of any UI Product, (iii) completion of the pivotal clinical trial of any UI Product, or (iv) filing of a 510(k), PMA, or NDA with respect to any UI Product, Licensor shall provide written notice to the Company describing such UI Product and the status of its development in reasonable detail.

Article 3 Technology and Regulatory Transfer

3.1 Technology and Regulatory Transfer

Upon execution of this Agreement, (i) Licensor shall transfer to the Company, at no additional cost, all Know-how, which shall include but not be limited to all pre-clinical or clinical data, human safety data, preliminary efficacy data, and other regulatory data related to any Licensed Product in its possession, and provide the Company, under the license granted in Article 2.1.1 above, with the right of reference with respect to such data, and (ii) Licensor hereby assigns all right, title, and interest in the Licensor IND(s)/IDE(s) to the Company, free and clear of all liens, claims, and encumbrances.

Licensor shall, at Licensor's cost, take any and all actions requested by the Company to effect the purposes of the foregoing as promptly as practicable following the execution of this Agreement, which shall include but not be limited to (i) preparing and filing whatever filings, requests or applications are required or deemed advisable to be filed with any Regulatory Authority, if any, in connection with the assignment of the Licensor IND(s)/IDE(s) (including but not limited to, if applicable with respect to the FDA, a Transfer of Ownership Letter) and (ii) taking all reasonable actions necessary to enable the Company to undertake the manufacture, development and commercialization of Licensed Products under this Agreement. Such actions shall include providing the Company with:

a. copies of all regulatory submissions;

b. any communications with Competent Authorities and the minutes of any meetings with Competent Authorities relating to any Licensed Product;

c. trial, drug, or device master files relating to any Licensed Product, including copies of all case report forms;

d. copies of all listings and tables of results from the clinical trials relating to any Licensed Product;

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e. copies of all treatment-related serious adverse event reports from the clinical trials relating to any Licensed Product;

f. storage of and access permission to any retained samples of materials used in clinical trials relating to any Licensed Product;

g. access to contract and clinical research organizations involved in the preclinical studies and clinical trials relating to any Licensed Product;

h. the data, files and results of any chemistry-, manufacturing-, or control-related activities regarding any Licensed Product; and

i. all other information that the Company may reasonably request regarding the manufacturing of Licensed Products, preclinical studies and clinical trials with respect to each Licensed Product, and the commercialization of Licensed Products.

3.2 Transfer of Inventory

Licensor shall, if and as requested by the Company, make available to the Company, at Licensor's documented out-of-pocket cost of procuring such inventory, all or any part of Licensor's inventory of GMP and non-GMP Technology and Licensed Products as described in Schedule 3.2 conforming to specifications mutually agreed upon by the parties.

Article 4 Regulatory Compliance

4.1 Ownership and Maintenance of Governmental Approvals

4.1.1 The Company will own all Marketing Authorizations for each country in the Territory for Licensed Products. Without limiting the generality of the foregoing, the Company shall prepare and submit in its own name and at its expense NDAs with the FDA in the U.S. and any other equivalent application with the Competent Authorities in other countries in the Territory.

4.1.2 The Company shall secure and maintain in good standing, at its sole cost and expense, any and all Governmental Approvals (including, Marketing Authorizations, licenses, permits and consents, facility licenses and permits required by Applicable Laws or by the applicable Competent Authorities) necessary and/or required for the Company to perform its obligations under this Agreement and use commercially reasonable efforts at its cost and expense to secure and maintain any variations and renewals thereof.

4.2 Rights of Reference

Licensor shall grant and hereby grants the Company a free-of-charge right to reference and use and have full access to all preclinical and clinical data, information, and results, Governmental Approvals, and all other regulatory documents relating to or useful for the Development of Technology and Licensed Products to the extent not assigned to the Company under Article 3.1 above, including but not limited to any IND, IDE, NDA, PMA, 510(k), any drug or device master file (whether as an independent document or as part of any Governmental Approval), and all chemistry, manufacturing and controls information, and any supplements, amendments or updates to the foregoing, where such regulatory documents are

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owned, licensed, or controlled by Licensor (for the purposes of this Article, the "Right of Reference"). The Company may license the Right of Reference to Affiliates and to Sublicensees.

4.3 Access to Manufacturers

Licensor grants to the Company a free of charge right to access any suppliers of any form, component, or ingredient of or precursor to the Technology or any Licensed Product, and shall, if and as requested by the Company, reasonably assist Company in establishing supply relationships with such suppliers on commercially reasonable terms and/or assigning any relevant supply agreements to the Company.

4.4 In General

Licensor shall provide the Company with all Know-How on the process, product and improvements thereto in order to manufacture, further develop, and to enable the Company to obtain the broadest valid patent claims for the United States and the rest of the world. The Company will use its best efforts to maintain confidentiality of such Know-how unless disclosure is required for commercial development for a Licensed Product or improvements to a Licensed Product.

Article 5 Development and Commercialization

5.1 Product Development

5.5.1 Upon execution of this Agreement, the Company assumes responsibility for the development of the Licensed Products. Without derogating from any of Company's rights granted hereunder, the Company shall have the right to formulate and implement a development program (the "Development Program") in connection with the development of Licensed Products including, without limitation, site selections, raw material suppliers, product formulation, profile characteristics, final packaging profile, spending authorization and timing, toxicology program, human clinical program and determination of product profile to be incorporated into the patent filing.

5.5.2 The Company is and will be the sole owner of all right title and interest in (i) any invention, discovery, or improvement (whether or not patentable) resulting from the conduct of the Development Program (as defined below); (ii) all documentation, including all notes, summaries, reports, and analyses related thereto, developed or generated by any party in connection with the Development Program, including but not limited to such documentation concerning clinical trials; and (iii) all data, results, information, and know-how resulting from the conduct of the Development Program, including but not limited to clinical data and results (collectively the "Development IP"). The Licensor shall not acquire any rights of any kind whatsoever with respect to the Development IP. The Licensor hereby assigns all of its right, title, and interest in Development IP to the Company, free and clear of any and all liens, claims, and encumbrances. Licensor shall take all actions and execute all documents, and cause its employees, consultants, agents, contractors, and other representatives to take all actions and execute all documents, reasonably necessary to effect the purposes of the foregoing, as may be requested from time-to-time by the Company, including but not limited to the execution of patent assignments. The Company shall have complete, sole, and unfettered control and discretion regarding all matters related to the protection and enforcement of Development IP.

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5.5.3 The Licensor shall cause Dr. Elizabeth Laugier ("Laugier") to enter into a written agreement with the Company for her retention as a consultant, upon such terms as are acceptable to the Company. It is hereby understood that such agreement shall be drawn up in both the French and English languages and contain, among other things, the following principal terms: (i) the scope of consultation services to be provided by Laugier at the Company's request which shall include, without limitation, desired product profiling from a clinical perspective, clinical study design, injection treatment techniques (including timing, interval, volume and depth), analysis of preclinical findings and best assessments as to correlation to expected human response; (ii) an acknowledgement that Laugier will not be entitled to any compensation under such agreement; (iii) an irrevocable waiver by Laugier of any claim in and to any of the rights granted to Company under the Agreement and assignment to Company of all right, title and interest in any work product under such agreement; (iv) mutual confidentiality obligations; (v) governance of the agreement under the laws of England and Wales and exclusive jurisdiction of the competent courts of England and Wales; and (vi) such other terms as are customarily included in agreements of this nature.

5.5.4 INTENTIONALLY OMITTED.

5.5.5 The Company shall use commercially reasonable best efforts to advance the development of Licensed Products such that a viable formulation is ready for initiation of clinical studies in humans within eighteen (18) months from the date on which the Company pays to the Licenosor the CE Mark Milestone Prepayment (as defined below). On January 1, May 1, September 1 of each year, the Company shall provide the Licensor with written updates in respect of such development.

5.2 Marketing Authorization Development

The Company shall use commercially reasonable best efforts, itself or through the activities of its Sublicensees and Affiliates, to perform the Marketing Authorization Development and secure the Marketing Authorizations for Licensed Products.

5.3 Commercialization

The Company shall, following receipt of the necessary Marketing Authorizations, use commercially reasonable efforts to, itself or through the activities of its Sublicensees and Affiliates, commence marketing of, and to promote, market, sell and commercialize thereafter, Licensed Products in the Territory within the scope of the rights granted it hereunder.

Article 6 Royalties and Other Consideration

6.1 Obligation to Pay

Except with respect to a European Partner Transaction, if applicable, the Company agrees to pay to Licensor, on a country-by-country and Licensed Product-by-Licensed Product basis, the royalties set forth below in accordance with the provisions hereof to the end of the Royalty Term or until this Agreement shall be earlier terminated as hereinafter provided.

6.2 Royalties on Net Sales

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Except with respect to a European Partner Transaction, if applicable, during the Royalty Term, on a country-by-country and Licensed Product-by-Licensed Product basis, the Company shall pay Licensor royalties equal to [redacted] of Net Sales of Licensed Products sold by Company and its Affiliates, subject to further adjustment as described in this Article 6. ****

6.3 Royalties respecting Sublicenses

Except with respect to a European Partner Transaction, if applicable, during the Royalty Term, on a country-by-country and Licensed Product-by-Licensed Product basis, the Company shall pay Licensor royalties for Licensed Products sold by any Sublicensee equal to [redacted] of all sales-based royalties received by the Company or its Affiliates from such Sublicensee pursuant to a sublicense agreement respecting the Licensed Product, provided, however, that such royalty shall never be less than [redacted] of Net Sales by such Sublicensee. **** ****

6.4 No Multiple Royalties

No multiple royalties shall be payable because the use, lease or sale of any Licensed Product is, or shall be, covered by more than one Valid Claim contained in the Patent Rights. Additionally, royalties shall be paid to Licensor for the sale of a Licensed Product based upon only one of Articles 6.2 or 6.3 above, but in no case both (that is, royalties due to Licensor on direct sales of a Licensed Product by the Company or its Affiliates to a third party shall be based only on Article 6.2, while royalties on sales of a Licensed Product by the Company's Sublicensees to a third party shall be based only on Article 6.3, so as to avoid double counting).

6.5 Non Royalty Sublicensing Income

Except with respect to a European Partner Transaction, if applicable, the Company shall pay to Licensor [redacted] of NRSI received by the Company or its Affiliates, subject to any deductions therefrom described in Article 1.20. ****

6.6 Development Based Milestone Payments

As further consideration for the license granted hereunder, the Company will make the following one-time Milestone Payments to Licensor which are guaranteed by the Company so long as this Agreement remains in full force and effect and the milestone events are realized.

6.6.1 [redacted] upon execution of the Original Agreement, the receipt and sufficiency of which is hereby acknowledged by Licensor; ****

6.6.1A [redacted] upon filing of the amendment to the patent applications referenced in Schedule 1.21; provided that the amendment is filed on or before February 24, 2007 and the claims being prosecuted in the said application, as amended, are drafted in a form satisfactory to the Company. ****

6.6.2 INTENTIONALLY OMITTED.

6.6.3 INTENTIONALLY OMITTED.

6.6.4 INTENTIONALLY OMITTED.

**** This material has been omitted pursuant to a request for confidential treatment and filed separately with the Securities and Exchange Commission.

6.6.5 [redacted] upon the issuance of the first CE **** Mark by at least one member nation of the EU in accordance with the applicable MDD(s) for the first Licensed Product having a classification mutually agreed upon by Licensor and Company such that the subject Licensed Product(s) will be compliant with MDD 93/42/EEC of 14 June 1993 concerning medical devices; provided, however, that [redacted] of the total Milestone **** Payment payable to Licensor in accordance with this Article 6.6.5 shall become due and payable within forty-five (45) days of the consummation by the Company of a Qualified Financing (such partial payment of the Milestone Payment payable to Licensor in accordance with Article 6.6.5, "**CE Mark Milestone Prepayment**").

6.6.6 [redacted] upon the first **** acceptance for review by the FDA of the first Company-sponsored PMA for a Licensed Product having a gel form with either a one percent (1%) or two percent (2%) chitin particle composition for the correction of a cosmetic indication;

6.6.7 [redacted] upon the first **** acceptance for review by the FDA of the first Company-sponsored PMA for a Licensed Product having a gel form with a five percent (5%) chitin particle composition for the indication of lipoatrophy;

6.6.8 [redacted] upon the first final **** approval by the FDA of the first Company-sponsored PMA for a Licensed Product having a gel form with either a one percent (1%) or two percent (2%) chitin particle composition for the correction of a cosmetic indication;

6.6.9 [redacted] upon the first final **** approval by the FDA of the first Company-sponsored PMA for a Licensed Product having a gel form with a five percent (5%) chitin particle composition for the indication of lipoatrophy;

6.6.10 [redacted] following twelve (12) months of **** maintenance of effect in at least seventy-five percent (75%) of Successful Responders with respect to a Licensed Product;

6.6.11 [redacted] following twenty four (24) months **** of maintenance of effect in at least seventy-five percent (75%) of Successful Responders with respect to a Licensed Product;

6.6.12 [redacted] upon the issuance of an EC Design- **** Examination Certificate specifically authorizing marketing approval for urinary incontinence.

6.6.13 [redacted] upon first acceptance for **** review by the FDA of the first Company-sponsored PMA for a Licensed Product for the indication of urinary incontinence; and

6.6.14 [redacted] upon the first final **** approval by the FDA of the first Company-sponsored PMA for a Licensed Product for the indication of urinary incontinence.

**** This material has been omitted pursuant to a request for confidential treatment and filed separately with the Securities and Exchange Commission.

For purposes of Articles 6.6.10 and 6.6.11, "Successful Responder" shall be a defined endpoint in the protocol for pivotal clinical trial(s) conducted by or on behalf of the Company with respect to a Licensed Product and shall mean those patients who were successfully treated as per such protocol in the clinical trial(s) under a Company-sponsored IDE with respect to such Licensed Product.

The Milestone Payments described in Articles 6.6.12, 6.6.13, and 6.6.14 shall only be payable if the Company has exercised the UI Option and the Company has achieved the relevant milestones. The Company shall be responsible for each Milestone Payment to Licensor without regard to whether the Company has sublicensed the rights to a Sublicensee, excepting expressly with respect to a European Partner Transaction, as defined below.

Notwithstanding anything to the contrary, each of the milestone payments described above shall only be paid (i) once under this Agreement, regardless of the number of Licensed Products or indications for Licensed Products achieving such milestones (i.e. no more than twelve milestone payments, totaling no more than [redacted] in the aggregate, shall be due under this Article 6.6), and (ii) if the **** Licensed Product triggering such milestone would, but for the licenses granted herein, infringe one or more Valid Claims claiming the manufacture, sale, use, marketing or importation of such Licensed Product in the relevant jurisdiction(s) at the time such milestone is triggered, excepting expressly with respect to a European Partner Transaction, *provided however*, that any Valid Claim that has been pending more than five (5) years from filing shall be deemed expired (and not a Valid Claim) for purposes of this Article 6.6.

6.7 Place of Payment, Taxes and Conversions

Royalty payments shall be paid through a European legal entity to be established by the Company in United States dollars at such place as Licensor may reasonably designate consistent with applicable laws and regulations. Any taxes, duties, or other levies which the Company, its Affiliate or any Sublicensee shall, in its reasonable discretion, be required by law to pay or withhold on remittance of the royalty payments shall be deducted from such royalty payment to Licensor. The Company will use commercially reasonable efforts to secure and send to Licensor proof of any such taxes, duties or other levies withheld and paid by the Company for the benefit of Licensor, and cooperate, at Licensor's expense, with any reasonable request to help ensure that amounts withheld are reduced to the extent permitted by the relevant jurisdiction. If any currency conversion shall be required in connection with the payment of royalties hereunder, such conversion shall be made by using the exchange rate prevailing at Citibank, N.A. in New York, New York on the last business day of the calendar quarterly reporting period to which such royalty payments relate.

6.8 Time for Payment

6.8.1 The Company shall pay to Licensor the royalties due and payable under this Agreement on a quarterly basis, and shall provide the Royalty Statement referred to in Article 7.2 along with such payment. Payments pursuant to this Article 6.8.1 are due with respect to a particular calendar quarter's Net Sales ninety days after the conclusion of such calendar quarter.

6.8.2 Milestone Payments payable to Licensor shall, notwithstanding the use of the word "upon" throughout Article 6.6, become due and payable within 60 days after achievement of the indicated milestone.

**** This material has been omitted pursuant to a request for confidential treatment and filed separately with the Securities and Exchange Commission.

6.8.3 If no royalties or other payments that may be due to Licensor under this Agreement shall be due, the Company shall not be required to make a report pursuant to Article 7.2.

6.9 Interest

Amounts which are not paid when due shall accrue interest from the due date until paid, at a rate equal to the then prevailing prime rate of Citibank, N.A., plus two percent (2%).

6.10 Royalty Adjustments

6.10.1 Notwithstanding anything to the contrary herein, if the Company obtains (or has obtained) one or more licenses under patents or patent applications owned by a third party to avoid infringement thereof by the manufacture, use, or sale of any Licensed Product, to reasonably avoid infringement-related litigation regarding a Licensed Product, or to make, use or sell any technology that could improve, enhance, or modify a Licensed Product, as determined necessary in its reasonable discretion by the Company with prior consultation with Licensor's patent counsel, such agreement shall not be unreasonably withheld, then, the Company may deduct fifty percent (50%) of any fees, milestones or royalties paid by the Company to such third party under such third party sublicense(s) or settlement (even if paid in settlement or judgment of any claim for infringement) from the payments otherwise due Licensor under this Agreement; provided, however, that, notwithstanding the foregoing, the total amount due Licensor under this Agreement in any particular calendar quarter shall not be reduced by more than fifty percent (50%) as a result of any such deduction, and any amounts not deducted in a calendar quarter shall be carried forward for deduction in the subsequent calendar quarter(s), subject to such fifty percent (50%) limitation in each case.

6.10.2 Should a compulsory license be granted, or be the subject of a possible grant, to a third party under the applicable laws of any country in the Territory under the rights licensed under this Agreement, the Company shall notify Licensor, including any material information concerning such compulsory license, and the running royalty rate payable under this Article 6 for sales of Licensed Products in such country will be adjusted to equal any lower royalty rate granted to such third party for such country with respect to the sales of such Licensed Products therein (the "Compulsory Royalty") during such periods such third parties sell or offer for sale under the compulsory license articles that compete with the Licensed Products then marketed and sold by the Company, its Affiliates, or Sublicensees in that country, provided that such Compulsory Royalty shall remain subject to further adjustment consistent with this Article 6.

6.11 European Transactions

With respect to any transaction between the Company and any entity pursuant to which such entity shall obtain rights to sell the Technology in the European Union (a "European Partner Transaction"), the net tangible economic benefits of such European Partner Transaction shall be shared equally between the Company and Licensor. Licensor shall have the right to review and consent in writing to the material terms of any proposed European Partner Transaction prior to its consummation, provided that Licensor's consent shall not be unreasonably withheld. For the avoidance of doubt, the terms of this Article 6.11, if applicable, shall supersede all royalties and other payments owed under Articles 6.1, 6.2, 6.3, and 6.5 hereunder with respect to any sale of Technology within the European Union.

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Article 7 Reports and Records

7.1 Records and Audits

The Company shall keep full, true and accurate books of account containing all particulars that may be reasonably necessary for the purpose of showing the amounts payable to Licensor under this Agreement. Said books of account shall be kept at the Company's principal place of business and the supporting data shall be opened up to Licensor once per year upon reasonable notice to the Company for inspection by Licensor's internal audit division or by another designated auditor selected by Licensor, except one to whom the Company has reasonable objection, for the purpose of verifying the Company's Royalty Statement (as defined below) or compliance in other respects with this Agreement. If an inspection shows an under reporting or underpayment in excess of the greater of five percent (5%) of remuneration payable, then the Company shall reimburse Licensor for the reasonable, documented cost of the inspection at the time the Company pays the unreported royalties, including any late charges as required by Article 6.9 of this Agreement. Said books of account and the supporting data shall made available to Licensor for one (1) year following expiry of the Term. All payments required under this Article 7.1 shall be due within thirty (30) days of the date Licensor provides the Company notice of the payment due.

7.2 Royalty Statements

Within 90 days from the end of each calendar quarter of each calendar year, the Company shall deliver to Licensor complete and accurate reports, giving such particulars of the business conducted by the Company during the preceding quarter under this Agreement as shall be pertinent to an accounting of royalties and other payments that may be due to Licensor under this Agreement (the "Royalty Statement"). The Royalty Statement shall include at least the following:

7.2.1 Net Sales for each Licensed Product by the Company, each Affiliate, and each Sublicensee;

7.2.2 cumulative Net Sales for the applicable calendar quarter;

7.2.3 a breakdown of deductions applicable in computing Net Sales and taxes paid or withheld, if any;

7.2.4 a breakdown of royalties due based on Net Sales by or for the Company or its Affiliates;

7.2.5 a breakdown of royalties due on NRSI;

7.2.6 names and addresses of all Sublicensees and Affiliates of the Company; and

7.2.7 a copy of each report from each Sublicensee as may be pertinent to an accounting of royalties and other payments that may be due to Licensor.

7.3 Confidential Treatment of Reports

Licensor agrees to hold in confidence each Royalty Statement delivered by the Company pursuant to this Article 7 for a period of five (5) years following termination of this Agreement. Notwithstanding the foregoing, Licensor may disclose any such information required to be disclosed in its financial statements or as required by any stock exchange or similar regulatory authority, or pursuant to any Applicable Laws,

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provided that Licensor take reasonable steps to provide and assist the Company with the opportunity, where reasonably appropriate, to (i) contest such subpoena, requirement or order or (ii) seek protective or confidential treatment thereof, including but not limited to reasonable advance notice to the Company of any such required disclosure, to the extent reasonably practicable.

Article 8 Patent Prosecution and Maintenance

8.1 Prosecution and Maintenance

Following the Effective Date, the Company may, at its expense, diligently prosecute and maintain the Patent Rights (including those set forth in Schedule 1.21 hereto), including, but not limited to, the filing of patent applications, extensions, continuations, continuations in part, divisionals, re-examinations, or re-issue applications that the Company determines may be required to advance the purposes of this Agreement or otherwise to protect the rights and licenses granted hereunder. The Company shall control such prosecution and maintenance, using counsel of its choosing, in the name of Licensor, and agrees to keep Licensor reasonably informed with respect to the status and progress of any such applications, prosecutions and maintenance activities and to consult in good faith with Licensor and take into account Licensor's reasonable comments and requests with respect thereto prior to the filing of any such documents. Licensor shall notify Company in writing and reasonable detail of any Improvements and assist Company in filing, prosecuting, and maintaining Patent Rights claiming the same. Both parties agree to provide reasonable cooperation to each other to facilitate the application and prosecution of patents pursuant to this Agreement.

The Company shall promptly notify Licensor of the issuance of each Governmental Approval and, where reasonably possible and reasonably useful or valuable in the commercialization of Licensed Products, use commercially reasonable efforts to apply or enable Licensor to apply for a patent term extension, adjustment or restoration, or supplementary protection certificate (an "SPC", and together with patent term extensions, adjustments and restorations, "Patent Term Extensions") in the relevant country of the Territory where there are Patent Rights. Licensor shall, to the extent reasonably possible and reasonably useful or valuable in the commercialization of Licensed Products, use commercially reasonable efforts to, if and as requested by the Company, obtain (or assist the Company in obtaining) all available Patent Term Extensions of Patent Rights. The Parties shall cooperate with each other in obtaining Patent Term Extensions wherever and whenever applicable to such Patent Rights, reasonably possible to obtain, and reasonably useful or valuable in the commercialization of Licensed Products.

To the extent deemed legitimate and reasonable by the Company, in consultation with its outside patent counsel, the Company shall reimburse the documented expenses of Cabinet Plassaraud that are directly related to patent expenses related to the Technology.

8.2 Abandonment

The Company may, in its discretion, elect to abandon any patent applications or issued patent in the Patent Rights. Following such abandonment, Licensor shall have the right, but not the obligation, to commence or continue such prosecution and to maintain any such patent or patent application under its own control and at its own expense and such patent or patent application shall thereafter be excluded from the definition of Patent Rights for purposes of this Agreement. Prior to any such abandonment, the Company shall give Licensor at least sixty (60) days notice and a reasonable opportunity to take over prosecution of such patent or patent application. The Company agrees to cooperate in such activities including execution of any documents necessary to enable Licensor to retain ownership and control of such patent or patent application.

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Article 9 Dispute Resolution

9.1 Disputes

9.1.1 The parties recognize that disputes as to certain matters may from time to time arise during the Term which relate to either party's rights and/or obligations hereunder or to the interpretation, performance, breach, or termination of this Agreement, (a "Dispute"). It is the objective of the parties to establish procedures to facilitate the resolution of a Dispute in an expedient manner by mutual cooperation and without resort to litigation. To accomplish this objective, the parties agree to follow the procedures set forth in this Article 9 if and when a Dispute arises under this Agreement.

9.1.2 A Dispute among the parties will be resolved as recited in this Article 9. Any Disputes relating to this Agreement shall be promptly presented to the Chief Executive Officers of Licensor and the Company, or their respective designees (who must be members of a party's senior management) for resolution. From the date of referral of a Dispute to the Chief Executive Officers or their designees of the parties and until such time as any matter has been resolved by the parties or has been finally settled by arbitration hereunder, the running of the cure periods (if any) as to which a party must cure a breach that is part of the subject matter of any Dispute shall be suspended. In the event that the Chief Executive Officers of Licensor and the Company, or their respective designees, cannot after good faith negotiations resolve the Dispute within thirty (30) days (or such other period of time as mutually agreed to by the parties in writing) of being requested by a party to resolve a Dispute, the parties agree that such Dispute shall be resolved by binding arbitration in accordance with this Article 9.1. If a party intends to begin arbitration to resolve such Dispute, such party shall provide written notice (the "Arbitration Notice") to the other party informing such other party of such intention and the issues to be resolved. Any arbitration hereunder shall be conducted pursuant to the pursuant to the Rules of the London Court of International Arbitration (LCIA), except as modified herein. The arbitration shall be conducted by a panel of three (3) independent, neutral arbitrators that are industry experts experienced in the issues comprising the Dispute and have no past, present or reasonably anticipated future affiliation with either party (the "Panel"). Company and Licensor shall each be entitled to select one (1) such arbitrator, with the two such arbitrators so selected selecting the third such arbitrator. In the event either party fails to select its arbitrator within such ten (10) day period, the arbitrator selected by the other party within such ten (10) day period shall be entitled to select such arbitrator. The arbitration shall take place in London, England and be conducted in English. The Panel shall apply the laws of England and Wales, without regard to its conflicts of laws provisions. The Panel shall issue appropriate protective orders to protect each party's Confidential Information. If a party can demonstrate to the Panel that the complexity of the issue or other reasons warrant the extension of one or more timetables in the LCIA Rules, the Panel may extend such timetables but in no event shall the proceeding extend more than twelve (12) months from the date of filing of the arbitration notice with the LCIA. The Panel's decision shall be in writing. The Panel shall have the authority to award any remedy allowed by law, including but not limited to compensatory damages, pre-judgment interest, but not punitive or other damages and each party shall be deemed to have waived any right to such excluded damages. Each party shall bear its own costs, fees and

F.1.

expenses in the arbitration and shall share equally the Panel's fees, unless the Panel determines that its fees are to be paid by the non-prevailing party. Notwithstanding anything to the contrary, without prejudice to the above procedures, either party may seek injunctive relief or other provisional judicial relief if, in its reasonable judgment, such action is necessary to avoid irreparable damage or otherwise enforce its rights hereunder.

9.2 Performance to Continue

Each party shall continue to perform its obligations, and shall be permitted to continue to exercise its rights, under this Agreement pending final resolution of any Dispute arising out of or related to this Agreement; provided, however, that a party may suspend performance of its obligations during any period in which the other party fails or refuses to perform its obligations.

9.3 Determination of Patents and Other Intellectual Property

Notwithstanding the foregoing, any dispute relating to the determination of validity of claims, infringement or claim interpretation relating to Licensor's Patent Rights shall be submitted exclusively to the courts.

9.4 Statute of Limitation and Time-Based Defenses Tolled

All applicable statues of limitation and time-based defenses shall be tolled while any arbitration proceedings are pending and during any arbitration proceedings. The parties shall cooperate in taking any actions necessary to achieve this result.

Article 10 Term and Termination

10.1 Term

This Agreement shall become effective on the Effective Date and shall expire on the date of the expiration of the last to expire Royalty Term in any country in the Territory (the "Term"), unless earlier terminated as provided in Articles 10.2, 10.3, or 10.5.

10.2 Termination for Insolvency

If the Company shall become bankrupt, or shall file a petition in bankruptcy, or if the business of the Company shall be placed in the hands of a receiver, assignee or trustee for the benefit of creditors, whether by the voluntary act of the Company or otherwise, Company shall provide notice thereof to Licensor and License may, subject to the effects of and protections of any applicable bankruptcy-related laws, rules, or regulations, terminate this Agreement upon notice to Company given within thirty (30) business days of Licensor's receipt of such notice.

10.3 Termination for Material Breach

Upon any material breach or default of this Agreement by the Company, Licensor shall have the right to terminate this Agreement and the rights, privileges and license granted hereunder by giving ninety (90) days prior written notice to the Company. Upon the expiration of the ninety (90) day period, if the Company shall not cured such breach or default, this Agreement shall, at the option of Licensor, terminate upon written notice of Licensor. In the event of a bona fide dispute over any material breach,

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the parties shall attempt to resolve such dispute in good faith through negotiation, or if agreed to by the parties, mediation, in each case to include the senior executive of both parties hereto. Notwithstanding anything herein to the contrary, if the nature of the breach is such that additional time is reasonably needed to cure such breach, and Company has commenced with good faith efforts to cure such breach, then Licensor shall provide Company with additional time in which to cure such breach. If a dispute regarding termination is addressed, this license shall remain in full force and effect until such dispute is resolved. Failure by the Company to make timely payment to Licensor of royalties or other payments due in accordance with the terms of this Agreement which are not the subject of a bona fide dispute between Licensor and the Company shall be a material breach of this Agreement. All applicable statutes of limitation and time-based defenses shall be tolled while any good faith negotiation or mediation procedures are pending or ongoing. The parties shall reasonably cooperate in taking any actions necessary to achieve this result.

10.4 Expiry of Royalty Term on a Country by Country Basis

Upon expiry of the Royalty Term in each country in the Territory (such expiration including, for purposes hereof, the date upon which no Valid Claims remain with respect to a particular country, even if such date occurs prior to patent issuance), the Company will have an irrevocable, perpetual, paid up, royalty-free exclusive license, with rights of sublicense, under all rights granted under this Agreement to make, have made, use, import, offer for sale and sell Licensed Products in such country.

10.5 Termination for Convenience

The Company shall have the right at any time to terminate this Agreement in its entirety or on a country-bycountry basis, for any reason or no reason, by giving sixty (60) days notice thereof in writing to Licensor without any financial obligation to the Licensor. Any dispute regarding this Article 10.5 as to the efficacy, safety, stability or deficiency of the product may be addressed by either party in accordance with Article 9, Dispute Resolution. Notwithstanding the foregoing, if the Company terminates this Agreement pursuant to this Article 10.5 prior to the granting of a CE Mark for the Licensed Product, the Company shall grant the Licensor a non-exclusive license to any and all data, results, regulatory filings, intellectual property and Market Authorizations in respect of Licensed Products (the "**Company IP**") generated by the Company during the Term; provided, however, that such Company IP relates solely to the manufacture, development and commercialization of the Technology.

If the Company has not consummated a Qualified Financing within six (6) months of the Effective Date, then the Licensor shall have the option, exercisable in its sole discretion, to terminate this Agreement pursuant to this Article 10.5.

In addition, if Licensor can demonstrate through its written records that the Company has not used commercially reasonable best efforts to advance the development of Licensed Products such that a viable formulation is ready for initiation of clinical studies in humans within eighteen (18) months of the date on which the Company pays the Licensor the CE Mark Milestone Prepayment, then Licensor shall have the option, exercisable in its sole discretion (subject only to the final sentence of this Article 10.5), to terminate this Agreement pursuant to this Article 10.5. Notwithstanding the foregoing, if the Company can demonstrate through its written records that, despite using commercially reasonable best efforts to so advance the development of Licensed Products, such development has been restricted and/or delayed due to (a) regulatory or governmental restrictions or (b) safety or technical concerns, then the parties hereto may terminate this Agreement upon mutual written consent executed by duly authorized officers of such parties.

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10.6 Consequences of Termination

Upon the early termination of this Agreement by either party, the following shall occur:

10.6.1 Subject to Article 10.6.2, the Company and its Affiliates (as the case may be) shall have no right to practice within the Patent Rights or use any of the Patent Rights and Know-how, and all rights, title or interest in, or other incidents of ownership under, the Patent Rights and Know-how shall revert to and become the sole property of Licensor, subject to the rights granted to Sublicensees pursuant to Article 2.2.2.

10.6.2 Notwithstanding 10.6.1, provided that this Agreement is terminated other than: pursuant to Article 10.5, the Company and its Affiliates may, after the effective date of such termination and continuing for a period not to exceed twelve (12) months thereafter, sell all completed Licensed Products, and complete (or have completed) any Licensed Products in the process of manufacture at the time of such termination and sell the same, provided that the Company:

(a) notifies Licensor of its decision within thirty (30) days after the date it receives a notice of termination by Licensor or the date it provides a notice of termination to Licensor, as the case may be;

(b) pays or cause to be paid to Licensor the royalties and other payments thereon as required by Article 6 of this Agreement; and

(c) submits the reports required by Article 7 hereof.

10.6.3 If the Company does not elect pursuant to Article 10.6.2 to sell-off or distribute, as applicable, any existing inventory of Licensed Product, the Company shall, at Licensor's election, either:

(a) sell all existing inventory of Licensed Product to Licensor at fair market value; or

(b) destroy all remaining inventory of Licensed Product in accordance with Applicable Laws and provide Licensor with written proof of destruction sufficient to comply with Applicable Laws.

10.6.4 Notwithstanding anything to the contrary, each sublicense granted under this Agreement by the Company or its Affiliates to a Sublicensee shall, to the extent not imposing obligations on Licensor in excess of those contained herein, survive such termination and be automatically assigned to Licensor, in order to provide for the applicable Sublicensees' continued enjoyment of their rights under such sublicenses.

10.7 Partial Termination

Upon the early termination of this Agreement by either party in respect of a country, the terms of Article 10.6 shall apply in respect of such country.

10.8 Survival

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Upon termination of this Agreement for any reason, nothing herein shall be construed to release either party from any obligation that matured prior to the effective date of such termination, or such party's obligations under Article 6, Article 7, and Article 11, and the following provisions shall survive such termination: Articles 7.3, 9, 10.6, 11 (with respect to infringement occurring prior to such termination), 13, 14, 15, and 16

Article 11 Infringement and Other Actions

11.1 Notice of Infringement of Patent Rights

The Company and Licensor shall promptly provide written notice, to the other party, of any alleged infringement or any challenge or threatened challenge to the validity, enforceability or priority of any of the Patent Rights, and provide each other with any available evidence of such infringement, challenge or threatened challenge by a third party of the Patent Rights and provide such other party with any available evidence of such infringement.

11.2 Option to Prosecute or Defend Patent Rights

During the term of this Agreement, the Company shall have the first right, but not the obligation, to initiate, prosecute, defend, and control any action or legal proceedings, and/or enter into a settlement, with respect to any potential, threatened, alleged, or actual infringement of, or challenge, to, the Patent Rights, at its own expense and with counsel of its choosing. In furtherance of such right, Licensor hereby agrees that the Licensor may join Company as a party in any such suit (and will join at the Company's request), provided that the Company pay all of Licensor's reasonable, documented out-of-pocket expenses with respect thereto. If, within twelve (12) months of the written notice above, the Company (i) shall have been unsuccessful in persuading the alleged infringer to desist, (ii) shall not have brought and shall not be diligently prosecuting an infringement action, or (iii) has not entered into settlement discussions with respect to such infringement, or if the Company notifies Licensor that it has decided not to undertake any of the foregoing against any such alleged infringer, then Licensor shall then have the right to bring suit to enforce such Patent Rights, at its own expense. Any recovery of damages or amounts received in settlement pursuant to this Article 11.2 shall be allocated pursuant to Article 11.4 below.

11.3 Infringement by Licensed Product

In the event that a claim or suit is asserted or brought against the Company alleging that the manufacture or sale of any Licensed Product by the Company, an Affiliate of the Company, or any Sublicensee, or the use of such Licensed Product by any customer of any of the foregoing, infringes proprietary rights of a third party, the Company shall give written notice thereof to Licensor. The Company may, in its sole discretion, modify such Licensed Product to avoid such infringement and/or may settle on terms that it deems advisable in its sole discretion, subject to Article 11.2, provided that any final disposition of the litigation that will restrict the claims in or admit any invalidity of any Patent Rights(s) shall not be made without consultation with and approval by Licensor, such approval not to be unreasonably withheld. Otherwise, the Company shall have the first right, but not the obligation, to defend any such claim or suit. If the Company has not exercised such right to defend or entered into settlement discussions concerning such alleged infringement within the sooner of (i) twelve (12) months of the assertion of such a claim or (ii) thirty (30) days of the filing of such a suit, or if the Company notifies Licensor that it has decided not to undertake such defense or enter into settlement discussions with respect to its alleged infringement, then Licensor shall then have the right to defend such alleged infringement, at its sole expense.

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11.4 Control of Infringement Action

The Party controlling any action, suit, or defense under Article 11.2 or 11.3 (the "Controlling Party") shall be free to enter into a settlement, consent judgment, or other voluntary disposition of any such action, provided, however, that (i) the Controlling Party shall consult with the other Party (the "Secondary Party") prior to entering into any settlement thereof and (ii) any settlement, consent judgment or other voluntary disposition of such actions which (1) materially limits the scope, validity, or enforceability of any Patent Rights or, if the Company is the Secondary Party, patents or patent applications owned or controlled by the Company, (2) subjects the Secondary Party to any non-indemnified liability, payment obligation, or injunction, or (3) admits fault or wrongdoing on the part of Secondary Party must be approved in writing by Secondary Party, such approval not to be unreasonably withheld. Secondary Party shall provide the Controlling Party notice of its approval or denial of such approval within ten (10) business days of any request for such approval by the Controlling Party, provided that (i) in the event Secondary Party wishes to deny such approval, such notice shall include a written description of Secondary Party's reasonable objections to the proposed settlement, consent judgment, or other voluntary disposition and (ii) Secondary Party shall be deemed to have approved such proposed settlement, consent judgment, or other voluntary disposition in the event it fails to provide such notice within such ten (10) business day period.

11.5 Allocation of Damages Recovered

Any recovery of damages or amounts received in settlement by Company or its Affiliates under Article 11.2 or 11.3 shall be applied first in satisfaction of any unreimbursed expenses and legal fees of the Company and Licensor relating thereto, with the balance remaining from any such recovery or settlement being allocated as follows: (i) amounts reasonably attributable to lost profits on Licensed Products shall be treated as Net Sales by the Company and the Company shall pay to Licensor royalties in accordance with Article 6 and (ii) the balance shall be retained by the Company. Any recovery of damages or amounts received in settlement by Licensor under Article 11.2 or 11.3 shall be applied first in satisfaction of any unreimbursed expenses and legal fees of the Company and Licensor relating thereto, with the balance remaining from any such recovery being allocated as follows: (i) any amounts reasonably attributable to any intellectual property rights of the Company (other than those licensed to Company hereunder) being paid to Company and (ii) the remaining balance shall be retained by the Licensor.

11.6 Credit of Litigation Costs

To the extent there is no recovery of damages or amounts received in settlement by Company, its Affiliates, or Licensor with respect to any matter contemplated by Article 11.3 above, or such amounts are insufficient to fully reimburse the Company for any amounts incurred by the Company with respect to such matter (including but not limited to attorneys' fees, out-of-pocket costs, and all amounts paid as judgments, damages, or in settlement) (such amounts, "Infringement Costs"), the Company may, to the extent not deducted from amounts due under this Agreement pursuant to Article 6.11.1, credit fifty percent (50%) of Infringement Costs (such fifty percent (50%), the "Infringement Cost Credit") against royalties or other fees thereafter payable to Licensor under this Agreement. If the Infringement Cost Credit exceeds amounts payable to Licensor under this Agreement in any calendar quarter in which the relevant Infringement Costs are incurred, then the amount of such Infringement Cost Credit in excess of the amounts payable to Licensor shall be carried over and credited against payments due in future calendar quarters.

11.7 Cooperation

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In any suit to enforce and/or defend the Patent Rights pursuant to this Agreement, or defend any alleged infringement of third party intellectual property rights by the manufacture, use, sale, or import of a Licensed Product, the Secondary Party shall, at the request and expense of the Controlling Party, cooperate in all respects and, to the extent possible, have its employees testify when requested and make available relevant records, papers, information, samples, specimens, and the like.

Article 12 Representations and Warranties

12.1 Licensor Warranties

Licensor represents and warrants that:

12.1.1 Licensor owns the exclusive right, title, and interest in and to the Patent Rights and Know-how, including the exclusive, absolute, irrevocable right, title and interest thereto, free and clear of all liens, charges, encumbrances or other restrictions or limitations of any kind whatsoever. Attached as Exhibit 12.1.1 is the assignment agreement between Mrs. Elisabeth Laugier and the Licensor whereby Licensor was irrevocably assigned the Patent Rights and Know-how.

12.1.2 There are no licenses, options, restrictions, liens, rights of third parties, disputes, royalty obligations, proceedings or claims relating to, affecting, or limiting Licensor's rights or the rights of the Company under this Agreement, or which may lead to a claim of infringement by or invalidity regarding, any part or all of the Patent Rights or Know-how or their use.

12.1.3 There is no claim, pending or threatened, of infringement, interference or invalidity regarding any part or all of the Patent Rights or Know-how or their use.

12.1.4 The US and foreign patent applications and patents itemized on Schedule 1.21 set forth all of the patents and patent applications necessary or useful for practicing the Technology in the Field of Use owned by or licensed to Licensor on the Effective Date.

12.1.5 There are no inventors of Patent Rights other than those listed as inventors on applications filed for such Patent Rights.

12.1.6 The development of the Technology, Patent Rights, and Know-how were not supported in whole or part by funding or grants by any governmental agency or philanthropic or charitable organization.

12.1.7 The Licensor is a corporation duly organized, validly existing and in good standing under the laws of Luxembourg. The Licensor has the requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the performance and consummation of the transactions contemplated hereby by the Licensor have been duly authorized by all necessary action on the part of the Licensor. This Agreement has been duly executed and delivered by the Licensor and, subject to the due authorization, execution and delivery of this Agreements by the Company, this Agreement constitutes a valid and binding obligation of the Licensor, enforceable against the Licensor in accordance with its terms, except as such enforcement may be

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affected by bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditor's rights generally and except for general principles of equity.

12.1.8 The execution and delivery of this Agreement does not, the consummation of the transactions contemplated hereby, and the performance of Licensor's obligations hereunder will not, (i) conflict with, or result in any violation or breach of any provision of the organizational documents of the Licensor, (ii) conflict with or violate any applicable foreign, Federal, state and local statutes, judgments, decrees, laws, ordinances, rules, regulations, injunctions and orders ("Laws") of any U.S. Federal, state, foreign or local government or any court, tribunal, administrative agency or commission or other governmental or regulatory authority, body or agency, including any self-regulatory organization ("Governmental Authorities") applicable to the Licensor or any of its assets or operations or any permit applicable to the Licensor or (iii) result in (x) any violation or breach of, constitute (with or without notice or lapse of time or both) a default under or conflict with (or give rise to a right of termination, amendment, cancellation or acceleration of any material obligation or loss of any benefit under) the provisions of any lease, contract or other agreement to which the Licensor is a party or by which it or any of its properties or assets is otherwise bound or (y) the imposition of any lien, pledge, hypothecation, mortgage, security interest, claim, lease, charge, option, right of first refusal or first offer, easement, servitude, transfer restriction, voting requirement or any other encumbrance, restriction or limitation on any of the properties or assets of the Licensor.

12.1.9 No consent, approval or authorization of, or declaration or filing with, any Governmental Authority or other third party (a "Consent") is required on the part of the Licensor in connection with its execution, delivery, and performance of this Agreement or the consummation of the transactions contemplated hereby.

12.1.10 No written communication has been received by the Licensor, and no investigation, regulatory enforcement action (including seizure, injunction, civil penalty or criminal action) or any related Governmental Authority review is or, in respect of any Licensed Product, to the knowledge of the Licensor, was at any time pending or is threatened by any Governmental Authority with respect to (i) any alleged or actual violation by the Licensor of any permit, Law or other requirement of any Governmental Authority relating to the operations conducted by the Licensor with respect to any Licensed Product or the Technology or (ii) any alleged or actual failure to have or maintain in effect all permits required in connection with the operations conducted by the Licensor with respect to any Licensed Product or the Technology. The Licensor has not received from the Federal Drug Administration ("FDA"), the U.S. Drug Enforcement Administration ("DEA"), or any similar state, local or foreign Governmental Authority any written notice regarding the approvability or approval of any of the Licensed Products. No Licensed Product has been withdrawn, suspended or discontinued by the Licensor as a result of any action by the FDA, the DEA or any similar state, local or foreign Governmental Authority, either within or outside the U.S. (whether voluntarily or otherwise). With respect to any Licensed Products, no officer, employee or, to the knowledge of the Licensor, agent of the Licensor has made any untrue statement of a material fact or a fraudulent statement to the FDA, DEA or any similar state, local or foreign Governmental Authority, failed to disclose any material fact required to be disclosed to the FDA, the DEA or any similar state, local or foreign Governmental Authority, or committed an act, made a statement or

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failed to make a statement that, at the time such act, statement or omission was made, could reasonably be expected to provide a basis for the FDA, the DEA or any similar state, local or foreign Governmental Authority to invoke the FDA's policy respecting "Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities" set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any similar policy, nor has any director, officer, employee or, to the knowledge of the Licensor, agent of the Licensor been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. Article 335a(a) (or any similar Law) or authorized by 21 U.S.C. Article 335a(b) (or any similar Law).

12.1.11 There are no suits or actions, administrative, arbitration or other proceedings, or governmental investigations pending or, to the knowledge of the Licensor, threatened against or affecting the Licensor with respect to Licensed Products or the Patent Rights. No Entity has notified the Licensor in writing of any material claim against the Licensor alleging any personal property or economic injury, loss or damage incurred as a result of or relating to the use of the Technology or any Licensed Products. There is no judgment, order, injunction, decree, writ or award against the Licensor that is not satisfied and remains outstanding with respect to the Technology, Patent Rights, or any Licensed Product.

12.1.12 Schedule 12.1.12 hereto sets forth a true and complete list of each material license, contract or other agreement (together with certain other agreements) to which the Licensor is a party or by or to which any property of the Licensor is otherwise bound or subject that relates to the Licensed Products or the Patent Rights, including but not limited to the CT Agreements (as defined below) (collectively, the "Material Agreements"). True and complete copies of all Material Agreements have been previously delivered to the Company. Each of the Material Agreements is valid, binding and in full force and effect, and enforceable by the Licensor, or has expired, in each case in accordance with its respective terms. No Person (other than the Licensor) that is a party to any Material Agreement or is otherwise bound thereby is, to the knowledge of the Licensor, in default or breach thereof and, to the Licensor's knowledge, no event, condition or act exists that, with the giving of notice or the lapse of time or both, would give rise to such a default or breach thereof or a right of cancellation by the Licensor thereunder. The Licensor is not in default or breach in any material respect of any of the Material Agreements and, to the knowledge of the Licensor, no event, condition or act exists that, with the giving of notice or the lapse of time or both, would give rise to a default or breach by the Licensor thereof or a right of cancellation thereunder by any other party thereto.

12.1.13 To the knowledge of the Licensor, none of the Patent Rights, Licensed Products, or Technology, nor the practice, development, use, manufacture, sale, or import of any of the foregoing, infringes or conflicts in any material respect with, and the Licensor has not received any notice of infringement of, or conflict with, any license, patent, copyright, trademark, service mark or other intellectual property right of any third party and, to the knowledge of the Licensor, there has not been and is not currently any infringement or unauthorized use by any third party of any of the Patent Rights, Technology, Know-how, or Licensed Products. Except as provided herein, the validity or enforceability of any of the Patent Rights and or the title of the Licensor thereto has not been questioned in any litigation, governmental inquiry or proceeding

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to which the Licensor is a party and, to the knowledge of the Licensor, no such litigation, governmental inquiry or proceeding is threatened.

12.1.14 To the knowledge of the Licensor, the Licensor has taken all reasonable actions necessary or appropriate to preserve the confidentiality of all trade secrets, proprietary and other confidential information material to the Licensed Products, Know-how, and Patent Rights.

12.1.15 The Licensor is party to numerous clinical trial agreements that relate to Licensed Products ("CT Agreements") with physicians, care facilities, hospitals and contract research organizations to organize and carry out clinical trials. The parties acknowledge that, by this Agreement, the Licensor is not assigning, and the Company is not assuming, any indemnification or other obligations under the CT Agreements and that all liabilities and obligations under the CT Agreements shall be the sole responsibility of the Licensor. The Licensor has provided to the Company a copy of each written notice of invention, if any, received by the Licensor or its Affiliates under any of the CT Agreements.

12.1.16 Licensor is not aware of any Third Party activities which would constitute misappropriation or infringement of the Patent Rights.

12.1.17 No INDs, IDEs, or regulatory filings of any kind exist or have been made or submitted to any Governmental Authority concerning any Licensed Product, and there are no Governmental Approvals in place or effective in any jurisdiction with respect to any Licensed Product.

12.1.18 The Licensor IND(s)/IDE(s) are and have been filed, updated, and maintained in accordance with applicable Laws and pharmaceutical industry standards, and Licensor has not received nor been the subject of, nor is it aware of any information for which one would reasonably expect Licensor to receive or be the subject of, any correspondence or other action on the part of any Regulatory Authority which would or could reasonably be expected to have a material adverse effect on any study with respect to the Licensor IND(s)/IDE(s) or on the Company's development or commercialization of any Licensed Product.

12.2 No Impairment

Licensor hereby covenants and agrees that, during the Term, it will not, by act or failure to act, impair or otherwise adversely affect, or cause any occurrence which would reasonably anticipated to impair or otherwise adversely affect, the Company's rights under this Agreement or ability to freely exercise such rights.

Article 13 Limitation of Liability, Indemnity

13.1 NO IMPLIED WARRANTIES

13.1.1 EXCEPT AS SET FORTH IN ARTICLE 12, LICENSOR DOES NOT MAKE AND EXPRESSLY DISCLAIMS ALL REPRESENTATIONS AND WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR

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PURPOSE, AND VALIDITY OF PATENTED RIGHTS CLAIMS, ISSUED OR PENDING.

13.1.2 EXCEPT AS SET FORTH IN ARTICLE 12, NOTHING HEREIN SHALL BE CONSTRUED AS A REPRESENTATION OR WARRANTY BY LICENSOR TO THE COMPANY THAT THE PATENT RIGHTS AND KNOW-HOW ARE NOT INFRINGED BY ANY THIRD PARTY, OR THAT THE PRACTICE OF SUCH RIGHTS DOES NOT INFRINGE ANY INTELLECTUAL PROPERTY RIGHTS OF ANY THIRD PARTY.

13.2 Indemnity

13.2.1 The Company agrees to defend, indemnify and hold harmless Licensor, its Affiliates, directors, employees and officers ("Licensor Indemnitees") from and against all liability, demands, damages, including without limitation reasonable legal fees and expenses, and losses including death, personal injury, illness or property damage arising directly out of the Company's use, manufacture, sale, or other disposition of Licensed Products under the terms of this Agreement, to the extent not resulting from any Licensor Indemnitee's breach of this Agreement, negligence, willful misconduct, or failure to comply with applicable Laws.

13.2.2 Licensor agrees to defend, indemnify and hold harmless the Company, its Affiliates, directors, employees, and officers ("Company Indemnitees") from and against all liability, demands, damages, including without limitation reasonable legal fees and expenses, and losses including but not limited to death, personal injury, illness or property damage arising directly out of any Licensor Indemnitee's breach of this Agreement, negligence, willful misconduct, or failure to comply with Applicable Laws.

13.2.3 In the event that either party intends to seek indemnification for any claim under Article 13.2.1 or 13.2.2, it shall inform the other party of the claim promptly after receiving notice of the claim.

In the case of a claim for which Licensor seeks indemnification under Article 13.2.1, Licensor shall permit the Company to direct and control the defense of the claim and shall provide such reasonable assistance as is reasonably requested by the Company (at the Company's cost) in the defense of the claim, provided that nothing in this Article 13.2.3 shall permit the Company to make any admission on behalf of Licensor, or to settle any claim or litigation which would impose any financial obligations on Licensor without the prior written consent of Licensor, such consent not to be unreasonably withheld or delayed.

In the case of a claim for which the Company seeks indemnification under Article 13.2.2, the Company shall permit Licensor to direct and control the defense of the claim and shall provide such reasonable assistance as is reasonably requested by Licensor (at Licensor's cost) in the defense of the claim, provided that nothing in this Article 13.2.3 shall permit Licensor to make any admission on behalf of the Company, or to settle any claim or litigation which would impose any financial obligations on the Company without the prior written consent of the Company, such consent not to be unreasonably withheld or delayed.

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13.3 LIMITATION OF LIABILITY

IN NO EVENT SHALL EITHER PARTY OR THEIR AFFILIATES BE LIABLE FOR SPECIAL, PUNITIVE, INDIRECT, INCIDENTAL OR CONSEQUENTIAL DAMAGES, WHETHER BASED ON CONTRACT, TORT OR ANY OTHER LEGAL THEORY AND IRRESPECTIVE OF WHETHER SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF ANY SUCH LOSS OR DAMAGE; *PROVIDED*, THAT, NOTWITHSTANDING THE FOREGOING, THIS LIMITATION SHALL NOT LIMIT THE INDEMNIFICATION OBLIGATION OF SUCH PARTY UNDER THE PROVISIONS OF ARTICLE 13.2 OR EITHER PARTY'S LIABILITY FOR PATENT INFRINGEMENT OR BREACHES OF ARTICLES 2.1, 14.3, OR 15.

Article 14 Use of Names and Publication

14.1 Use of Name

Nothing contained in this Agreement shall be construed as granting any right to the Company or its Affiliates to use in advertising, publicity, or other promotional activities any name, trade name, trademark, or other designation of Licensor or any of its units (including contraction, abbreviation or simulation of any of the foregoing) without the prior, written consent of Licensor; provided that Company may identify Licensor as the licensor under this Agreement to actual or potential investors, investment bankers, acquirer, acquisition targets, and strategic partners, and where the use of such names may be required by applicable Law.

14.2 No Agency

Nothing herein shall be deemed to establish a relationship of principal and agent between Licensor and the Company, nor any of their agents or employees for any purpose whatsoever. This Agreement shall not be construed as creating a partnership between the Licensor and the Company, or as creating any other form of legal association or arrangement, which would impose liability upon one party for the act or failure to act of the other party.

14.3 Publication

In the event that Licensor desires to publish or disclose, by written, oral or other presentation, any information included in the Patent Rights, Know-how, or any material information related thereto then Licensor shall notify the Company and in writing by facsimile where confirmed by the receiving party, and/or by certified or registered mail (return receipt requested) of their intention at least sixty (60) days prior to any speech, lecture or other oral presentation and at least ninety (90) days before any written or other publication or disclosure. Licensor shall include with such notice a description of any proposed oral presentation or, in any proposed written or other disclosure, a current draft of such proposed disclosure or abstract. The Company may request that Licensor, no later than thirty (30) days following the receipt of such notice, (i) delay such presentation, publication or disclosure for up to an additional sixty (60) days in order to enable the Company to file, or have filed on their behalf, a patent application, copyright or other appropriate form of intellectual property protection related to the information to be disclosed or request that Licensor do so or (ii) remove the Company's Confidential Information from such presentation, publication or disclosure. Upon receipt of such request, Licensor shall (i) arrange for a delay of such presentation, publication or disclosure until such time as the Company or Licensor have filed, or had filed on its behalf, such patent application, copyright or other appropriate form of intellectual property protection in form and in substance reasonably satisfactory to the Company and Licensor or (ii) remove the Company's Confidential Information from such presentation, publication or

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disclosure. If Licensor does not receive any request from the Company to delay such presentation, publication or disclosure, Licensor may submit such material for presentation, publication or other form of disclosure, subject to Licensor's obligations under Article 15.

Article 15 Confidentiality

15.1 Confidentiality and Non-Use

Any proprietary or confidential information relating to the Technology, Patent Rights, Know-how (including but not limited to patent prosecution documents relating to Patent Rights), reports and records provided under Article 7, and any other reasonably confidential or proprietary information concerning a party's business or technology disclosed to the other party under this Agreement collectively constitute the "Confidential Information." Neither party will use the Confidential Information for any purpose unrelated to the exercise of their rights or fulfillment of their obligations under this Agreement, and will hold it in confidence during the Term and for a period of five (5) years after the termination or expiration date of this Agreement. Each party shall exercise with respect to such the Confidential Information the same degree of care as the party exercises with respect to its own confidential or proprietary information of a similar nature, but in any event no less than reasonable care, and shall not disclose it or permit its disclosure to any third party (except to those of its employees, consultants, or agents who are bound by a substantially similar obligation of confidentiality of this Agreement). However, such undertaking of confidentiality shall not apply to any information or data which:

15.1.1 The receiving party receives without obligation of confidentiality at any time from a third-party lawfully in possession of same and having the right to disclose same;

15.1.2 is, as of the date of this Agreement, in the public domain, or subsequently enters the public domain through no fault of the receiving party;

15.1.3 is independently developed by the receiving party as demonstrated by written evidence without reference to or benefit of information disclosed to the receiving party by the disclosing party;

15.1.4 is disclosed pursuant to the prior written approval of the disclosing party; or

15.1.5 is required to be disclosed pursuant to applicable Law or legal process (including, without limitation, to a governmental authority) provided that recipient will (i) give prior written notice of such required disclosure to the other party, to the extent reasonably practicable, (ii) give reasonable assistance to the other party, as requested thereby, seeking confidential or protective treatment thereof, and (iii), only disclose such Confidential Information to the extent required by such applicable Law or legal process.

15.2 Limited Disclosure by Licensor

Licensor acknowledges and agrees that the Know-how licensed to the Company has value to the Company in being maintained as confidential. Therefore, Licensor shall disclose the Know-how only under an obligation of confidence.

15.3 Material Non-Public Information

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The Licensor understands that it is the intent of the Company to register its capital stock on a national securities exchange, on the National Association of Securities Dealers, Inc. Automated Quotation System (collectively "NASDAQ"), or the Over The Counter Bulletin Board and accordingly, the Licensor understands that confidential information provided to it by the Company pursuant to the terms of this Agreement may constitute "material non-public information" concerning the Company.

Article 16 Miscellaneous Provisions

16.1 Assignment

This Agreement and the rights and duties appertaining hereto may not be assigned by either party without first obtaining the written consent of the other party, which consent shall not be unreasonably withheld. Any such purported assignment without the written consent of the other party shall be null and of no effect. Notwithstanding the foregoing, the Company may assign this Agreement without the consent of the Licensor (i) to a purchaser, merging, or consolidating corporation, or acquirer of all or substantially all of the other party's assets or business (or that portion thereof to which this Agreement relates) and/or pursuant to any reorganization of the Company or (ii) to an Affiliate of the Company.

16.2 Binding Nature and Inurnment

This Agreement will not be binding upon the parties until it has been signed below on behalf of each party, in which event, it shall be effective as of the Effective Date. As of the Effective Date, this Agreement is binding upon and inures to the benefit of the parties and their respective permitted successors and assigns.

16.3 Compliance with Applicable Laws

The Company shall observe all Applicable Laws with respect to the making, manufacture, use, sale, offer for sale, export and/or import of Licensed Products and related technical data to foreign countries, including, without limitation, the regulations of Competent Authorities.

16.4 Counterparts; Facsimile

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may be signed and delivered to the other party by facsimile signature; such transmission will be deemed a valid signature.

16.5 Entire Agreement; Amendment

The parties hereto acknowledge that this Agreement, including the Exhibits, Schedule and other documents incorporated by reference, sets forth the entire agreement and understanding of the parties hereto as to the subject matter hereof, and shall not be subject to any change of modification except by the execution of a written instrument subscribed to by the parties hereto and shall supersede all previous communications, representations or understandings, either oral or written, between the parties relating to the subject matter hereof. No subsequent alteration, amendment, change or addition to this Agreement shall be binding upon the parties hereto unless reduced to writing and signed by the respective authorized officers of the parties.

16.6 Force Majeure

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Neither party is responsible for delays resulting from causes beyond its reasonable control, including without limitation fire, explosion, flood, war, strike, or riot, provided that the nonperforming party uses commercially reasonable efforts to avoid or remove those causes of nonperformance and continues performance under this Agreement with reasonable dispatch whenever the causes are removed.

16.7 Further Assurances

From time to time during the Term, at the request of either party, the other party shall execute and deliver such documents and take such other action as the requesting party may reasonably request to consummate more effectively the transactions contemplated hereby.

16.8 Headings

The headings of the several articles are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

16.9 Law

This Agreement shall be construed, governed, interpreted and applied in accordance with the laws of England and Wales, without regard to principles of conflicts of laws.

16.10 Payments, Notices and Other Communications

Any payment, notice or other communication required or permitted to be given pursuant to this Agreement shall be in writing and sent by certified first class mail, postage prepaid, by hand delivery or by facsimile if confirmed in writing, in each case effective upon receipt, at the addresses below or as otherwise designated by written notice given to the other party:

In the case of Licensor:

21 Rue Bernard Haal, L1711
Luxembourg ("BioPharmex")
Tel: 352-262-59492

With a copy to:

Jaques Mattei: 197 Blvd Saint Germain
Paris 75006 France
Tel: 331-4222-4063

In the case of the Company:

Cutanea Life Sciences, Inc.
5 Great Valley Parkway
Malvern, PA 19355
USA
Attn: President
Tel: 484-568-0100

16.11 Payment of Own Fees and Expenses

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Each of the Company and Licensor shall be responsible for their own expenses relating to the preparation and consummation of this Agreement and, except as specified herein, the agreements and transactions contemplated hereby.

16.12 Severability

The provisions of this Agreement are severable, and in the event that any provision of this Agreement shall be determined to be invalid or unenforceable under any controlling body of law, such invalidity or unenforceability shall not in any way affect the validity or enforceability of the remaining provisions hereof.

16.13 Waiver

The failure of either party to assert a right hereunder or to insist upon compliance with any term or condition of this Agreement shall not constitute a waiver of that right or excuse a similar subsequent failure to perform any such term or condition by the other party. Any waiver of any rights or failure to act in a specific instance relates only to that instance and is not an agreement to waive any rights or fail to act in any other instance.

[Signature page to follow.]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement, in triplicate by proper persons thereunto duly authorized.

CUTANEA LIFE SCIENCES, INC.	**BIOPHARMEX HOLDING SA**
By:	By:
Name: ROBERT J. BITTERMAN	Name: LAUVIER Elisabeth
Title: PRES & CEO	Title: Directeur
Date: 6/21/10	Date: 7/06/2010

Schedule 1.15: Licensor IND(s)/IDE(s)

None

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Schedule 1.21: Patent Rights

1. French Patent Number FR0601657, issued on 24th February 2006; entitled 'Injectable Biomaterial Implant Including the Preparation Process and Usages'

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Exhibit 3.2: Existing Technology and Licensed Product Inventory

None

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Exhibit 12.1.1 – Assignment Agreements

1. Contract for Sale of Patent – between Dr. Laugier to BioPharmex Holdings, dated 27 July 2006
2. Assignment Agreement – between Mr. Frank Goughet and Dr. Laugier, dated 25 July 2006
3. Assignment Agreement – between Mr. Bernard Grandmontagne and Dr. Laugier, dated 25 July 2006

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Schedule 12.1.12: Material Agreements

None

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